For Immediate Release

UNILENS VISION INC. DECLARES REGULAR QUARTERLY CASH DIVIDEND OF U.S. $0.09 PER SHARE
QUARTERLY CASH DIVIDEND PROVIDES AN ANNUALIZED YIELD OF 8%

LARGO, Florida (February 1, 2010) – The Unilens Vision Inc. (OTC BB: UVICF) (TSX Venture Exchange: UVI) Board of Directors today declared its regular quarterly cash dividend of U.S. $0.09 per common share, payable February 26, 2010 to stockholders of record at the close of business on February 12, 2010.

“We are pleased to continue the U.S. $0.09 per share quarterly dividend, which on a annualized dividend rate of U.S. $0.36 per share provides a dividend yield of 8.2% based on the closing price of our common stock in the U.S. on Friday January 29, 2010”, stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc.

About Unilens Vision Inc. – “The Eye Care Professionals Specialty Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Len Barker CFO, Unilens Vision Inc. at (727) 544-2531